Filed by New Senior Investment Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: New Senior Investment Group Inc.

Commission File No.: 001-36499

Exhibit 99.1

NEW RELEASE

Ventas to Acquire New Senior Investment Group in All Equity $2.3 Billion Transaction

6/28/2021

Positions Ventas to capture powerful senior housing upside at cyclical inflection point

Adds high quality independent living portfolio in advantaged markets with positive supply demand fundamentals

Builds on existing relationships with leading operators and deep experience in independent living

Attractive valuation and accretive transaction

CHICAGO & NEW YORK—(BUSINESS WIRE)— Ventas, Inc. (NYSE: VTR) (“Ventas”) and New Senior Investment Group Inc. (NYSE: SNR) (“New Senior”) today announced that they have entered into a definitive merger agreement pursuant to which Ventas will acquire New Senior in an all-stock transaction (the “Transaction”), valued at approximately $2.3 billion, including $1.5 billion of New Senior debt.

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New Senior has a high-quality, geographically diversified portfolio of 103 private pay senior living communities, including 102 independent living communities, totaling 12,404 units and located across 36 states in the United States.

Under the terms of the agreement, New Senior shareholders will receive 0.1561 shares of newly issued Ventas stock per share of New Senior common stock. Based on the closing price of Ventas common stock on June 25, 2021, this represents approximately $9.10 per New Senior share, a 31% equity premium based on New Senior’s 30-day trading average, and a 10% premium on New Senior’s total enterprise value.

The Transaction valuation is expected to represent approximately a 6% capitalization rate on expected New Senior 2022 Net Operating Income (“NOI”) and is expected to be approximately $0.09 to $0.11 accretive to Ventas’s normalized funds from operations per share on a full year basis.

“Building on the strong momentum we are experiencing in our business, we are delighted to announce this strategic and accretive acquisition with New Senior that expands Ventas’s position in senior housing at an important inflection point in the cycle as the senior housing industry rebounds,” said Debra A. Cafaro, Ventas Chairman and CEO.

“The transaction provides Ventas shareholders with an attractive valuation and accretion, and further positions us to win the recovery. It continues Ventas’s longstanding track record of capital allocation excellence, builds on our deep experience with the independent living product and leading operators Atria and Holiday, and is a testament to the continued dedication and expertise of our outstanding team.”

J. Justin Hutchens, Ventas’s EVP, Senior Housing, added, “I am excited to include the New Senior assets in our portfolio. These independent living communities represent a strong fit with our existing portfolio, as we enhance our senior housing business to capture upside from the industry recovery.”

“New Senior’s independent living communities are located in advantaged markets, enjoy positive supply demand fundamentals, appeal to a large and growing middle market senior demographic, have demonstrated superior financial performance and are rapidly growing occupancy and leads.”

“We are pleased to have reached this agreement with Ventas, which provides immediate, full and fair value to our shareholders,” said Susan L. Givens, President and Chief Executive Officer of New Senior. “It was a pleasure to work with the focused and knowledgeable Ventas team. Our Board and management team have concluded that combining with Ventas will provide all of our stakeholders the opportunity to benefit from the upside potential of a combined company that has enhanced size, scale, relationships and Financial strength.”

Strategic and Financial Benefits of the Transaction

•	Enhances Ventas’s senior housing position at a cyclical inflection point in advance of the expected powerful senior housing industry recovery

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The Transaction significantly expands Ventas’s participation in the robust senior housing recovery through its Senior Housing Operating (“SHOP”) portfolio. With resilient demand from a rapidly growing population of seniors, new construction at cyclical lows, and the trough of the COVID-19 pandemic behind us, independent living senior housing is poised for exciting growth.

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The accelerating 80+ population is expected to grow by over 2 million individuals through 2025 and is expected to increase from 13 million in 2020 to nearly 20 million by 2030. Senior housing new construction trends are favorable, with new construction starts at the lowest level since 2011.

•	Adds a superior quality, high performing portfolio to Ventas that is well located in advantaged markets

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New Senior has driven strong historic performance. In the early stages of the post-pandemic recovery, the portfolio has seen positive trends with leads and move-ins in the second quarter accelerating through June and expected to exceed the comparable pre-pandemic period in 2019. New Senior “same-store” occupancy gains have accelerated in June and the 2Q21 “spot to spot” occupancy change is expected to be toward the high-end of the 2Q21 guidance range of +120bps to +150bps sequentially.

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New Senior’s communities are located in highly attractive sub-markets with compelling metrics, including advantaged median home values exceeding $300,000, median incomes exceeding $70,000, proximity to premier retail locations and limited deliveries of new supply expected in the next few years. The wealth metrics in these submarkets makes the communities’ price point highly affordable and accessible.

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The New Senior portfolio comprises well invested, purpose-built properties with attractive physical characteristics, including large, well-designed floorplans appealing to the independent living demographic. It has limited near term capital expenditure needs but provides opportunity for select investment in revenue enhancing projects.

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The New Senior portfolio has highly favorable operating margins approximating 40% pre-pandemic that benefit from the independent living staffing model with minimal need for care and a resident length of stay of approximately three years.

•	Expands Ventas’s exposure to independent living in the United States, catering to a large and growing middle market

•	Demographic and new supply trends in independent living support strong and accelerating positive net absorption over the intermediate term.

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Complementary to Ventas’s high end major market senior housing portfolio, independent living expands the addressable market by appealing to the large and growing middle income senior population, which is expected to grow by 82% to 14 million by 2029, at which time the segment is expected to represent 43% of all seniors.

•	Builds on Ventas’s Existing Relationships with Leading Operators; Adds New Operators

•	65 independent living communities under terminable management contracts with longstanding Ventas manager Holiday Retirement (“Holiday”).

•	21 independent living communities under long term management contracts with longstanding Ventas leading operator Atria Senior Living (“Atria”).

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16 independent living communities under management contracts with other senior housing managers including Grace Management, Merrill Gardens Senior Living, Hawthorn Senior Living and Watermark Retirement Communities.

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Ventas holds a 34% ownership stake in Atria, and Atria and Holiday recently agreed to combine as one entity. This Transaction will enable Ventas to benefit from the scale, technology, team and operating capabilities of both companies.

•	Attractive Valuation & Financial Returns

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The Transaction valuation is expected to represent approximately a 6% capitalization rate on expected New Senior 2022 NOI; and approximately an 8% capitalization rate on estimated New Senior NOI over time, incorporating the attractive medium-term supply demand fundamentals in independent living.

•	The acquisition price implies a 20% to 30% discount to estimated replacement cost on a per unit basis.

•	Ventas expects to realize between $16 to $18 million in annualized corporate G&A synergies commencing in 2022.

•	The Transaction price represents a multiple of <12 times estimated 2022 New Senior normalized FFO per share including full synergies.

•	Ventas expects to make revenue generating capital investments for additional value add opportunities in select communities and markets.

•	Ventas expects to assume certain existing New Senior mortgage debt and fund the repayment of any debt not assumed through other capital sources.

Pro Forma Portfolio Composition

The Transaction increases Ventas’s exposure to the powerful recovery in Senior Housing. Pro forma for the Transaction:

•	Ventas’s total Senior Housing portfolio concentration will increase from 44% to 48% of first quarter 2021 annualized adjusted NOI.

•	Ventas’s SHOP portfolio mix will increase from 26% to 31%.

•	Ventas’s SHOP portfolio independent living unit mix will increase from 48% to 58%.

•	SHOP portfolio NOI generated in the United States will increase from 61% to 69%.

Approvals, Timing and Dividends

The Transaction is expected to close during the second half of 2021, subject to customary closing conditions, including approval by the common shareholders of New Senior. The Companies have agreed to synchronize the record and payment dates for their dividends, which are expected to remain at their current levels prior to the closing of the Transaction, subject to approval of their respective Boards of Directors, on the dates typically used by Ventas.

The Board of Directors of both companies have unanimously approved the Transaction.

Advisors

Centerview Partners LLC is serving as financial advisor and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Ventas. Morgan Stanley & Co. LLC is serving as financial advisor and Cravath, Swaine & Moore LLP is acting as legal advisor to New Senior.

Investor Presentation

A presentation detailing the Transaction and providing a business update is posted to the Events & Presentations section of Ventas’s website at ir.ventasreit.com/events-and-presentations .

About Ventas

Ventas, an S&P 500 company, operates at the intersection of two powerful and dynamic industries – healthcare and real estate. As one of the world’s foremost Real Estate Investment Trusts (REIT), we use the power of capital to unlock the value of real estate, partnering with leading care providers, developers, research and medical institutions, innovators and healthcare organizations whose success is buoyed by the demographic tailwind of an aging population. For more than twenty years, Ventas has followed a successful strategy that endures: combining a high-quality diversified portfolio of properties and capital sources to manage through cycles, working with industry leading partners, and a collaborative and experienced team focused on producing consistent growing cash flows and superior returns on a strong balance sheet, ultimately rewarding Ventas stakeholders. As of March 31, 2021, Ventas owned or had investments in approximately 1,200 properties.

About New Senior

New Senior Investment Group Inc. (NYSE: SNR) is a publicly-traded real estate investment trust with a diversified portfolio of senior housing properties located across the United States. New Senior is one of the largest owners of senior housing properties, with 103 properties across 36 states.

Non-GAAP Financial Measures

This communication includes certain financial performance measures not defined by generally accepted accounting principles in the Unites States (“GAAP”). We believe such measures provide investors with additional information concerning our operating performance and a basis to compare our performance with the performance of other REITs. Our definitions and calculations of these non-GAAP measures may not be the same as similar measures reported by other REITs.

These non-GAAP financial measures should not be considered as alternatives to net income attributable to common stockholders (determined in accordance with GAAP) as indicators of our financial performance or as alternatives to cash flow from operating activities (determined in accordance with GAAP) as measures of our liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding New Senior and Ventas including, but not limited to, statements related to the proposed acquisition of New Senior and the anticipated timing, results and benefits thereof; statements regarding the expectations and beliefs of the board of directors of New Senior, New Senior management, the board of directors of Ventas or Ventas management and other statements that are not historical facts. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based on each of the New Senior’s and Ventas’s current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties, many of which are beyond New Senior’s or Ventas’s control. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with New Senior’s and Ventas’s ability to complete the proposed acquisition on the proposed terms or on the anticipated timeline, or at all, including: risks and uncertainties related to securing the necessary shareholder approval and satisfaction of other closing conditions to consummate the proposed acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed acquisition; risks related to diverting the attention of New Senior and Ventas management from ongoing business operations; failure to realize the expected benefits of the proposed acquisition; significant transaction costs and/or unknown or inestimable liabilities; the risk of litigation in connection with the proposed acquisition, including resulting expense or delay; the risk that New Senior’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain financing in connection with the proposed acquisition; risks related to future opportunities and plans for the combined company, including the uncertainty of financial performance and results of the combined company following completion of the proposed acquisition; the ability of the combined company to qualify and maintain its qualification as a real estate investment trust for U.S. federal income tax purposes and the potentially onerous consequences that any such failure to maintain such qualification would have on the combined company’s business; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with property managers, tenants, employees or other third parties; effects relating to the announcement of the proposed acquisition or any further announcements or the consummation of the proposed acquisition on the market price of New Senior common stock or Ventas common stock; the possibility that, if Ventas does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors or at all, the market price of Ventas common stock could decline; regulatory initiatives and changes in tax laws; market volatility and changes in economic conditions; and other risks and uncertainties affecting New Senior and Ventas, including those described from time to time under the caption “Risk Factors” and elsewhere in New Senior’s and Ventas’s U.S. Securities and Exchange Commission (the “SEC”) lings and reports, including New Senior’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, Ventas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and future lings and reports by either company. In addition, the trajectory and future impact of the COVID-19 pandemic remains highly uncertain and can change rapidly, and the extent of the pandemic’s continuing and ultimate impact on the combined company’s ability to generate revenues from its operations and the operation of its facilities will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time. Moreover, other risks and uncertainties of which New Senior or Ventas are not currently aware may also affect each company’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Readers of this communication are cautioned that forward-looking statements are not guarantees of future performance. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by New Senior or Ventas on their respective websites or otherwise. Except as otherwise required by law, neither New Senior nor Ventas undertakes any obligation, and each expressly disclaims any obligation, to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Participants in the Solicitation

New Senior, Ventas and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from New Senior’s stockholders in connection with the proposed acquisition. Information about New Senior’s directors and executive officers is set forth in New Senior’s Annual Report on Form 10-K for the year ended December 31, 2020, which was led with the SEC on February 25, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was led with the SEC on April 12, 2021 and subsequent statements of beneficial ownership on le with the SEC. Information about Ventas’s directors and executive officers is set forth in Ventas’s Annual Report on Form 10-K for the year ended December 31, 2020, which was led with the SEC on February 23, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was led with the SEC on April 13, 2021 and subsequent statements of beneficial ownership on le with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of New Senior’s stockholders in connection with the proposed acquisition, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the registration statement on Form S-4 and proxy statement/prospectus and other relevant materials to be led with the SEC when they become available.

Additional Information and Where to Find It

In connection with the proposed acquisition, Ventas intends to le with the SEC a registration statement on Form S-4 that will include a prospectus for the Ventas common stock that will be issued in the proposed acquisition and that will also constitute a proxy statement for a special meeting of New Senior’s stockholders to approve the proposed acquisition. Each of New Senior and Ventas may also le other relevant documents with the SEC regarding the proposed acquisition. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that New Senior or Ventas may le with the SEC with respect to the proposed acquisition. The definitive proxy statement/prospectus (if and when available) will be mailed to New Senior’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEW SENIOR, VENTAS AND THE PROPOSED ACQUISITION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available), and other documents containing important information about New Senior, Ventas and the proposed acquisition, once such documents are led with the SEC free of charge through the website maintained by the SEC at www.sec.gov . Copies of documents led with the SEC by New Senior will be made available free of charge on New Senior’s investor relations website at ir.newseniorinv.com . Copies of documents led with the SEC by Ventas will be made available free of charge on Ventas’s investor relations website at ir.ventasreit.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

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Ventas, Inc.

Sarah Whitford

(877)4-VENTAS

New Senior Investment Group Inc.

Lori B. Marino

(646) 885-1522

Source: Ventas, Inc. and New Senior Investment Group Inc.